SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: November 26, 2014

Press Release

Eltek reports third quarter financial results

PETACH-TIKVA, Israel, November 26, 2014 (NASDAQ:ELTK) - Eltek Ltd. (NASDAQ:ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards, announced today its financial results for the quarter ended September 30, 2014.

Revenues for the quarter ended September 30, 2014 were $11.7 million compared to revenues of $12.8 million for the third quarter of 2013.

Gross Profit for the third quarter of 2014 was $1.5 million (12.8% of revenues) compared to gross profit of $2.3 million (18.4% of revenues) for the third quarter of 2013. The decrease in gross profit and gross profit as a percentage of revenues is mainly attributable to the decline in revenues while a portion of our cost of sales is fixed.

During the third quarter of 2014, the Company recorded one-time expenses in the amount of $559,000. This expense reflects our previously announced management downsizing, and a goodwill impairment charge associated with the acquisition of our German subsidiary, Kubatronik. See attached reconciliation table.

Operating loss for the third quarter of 2014 was $446,000. Excluding the above mentioned one-time expenses, operating profit for the third quarter was $113,000, compared to operating profit of $735,000 for the third quarter of 2013.

Net loss for the third quarter of 2014 was $532,000, or $0.05 per fully diluted share. Excluding the above mentioned one-time expenses, net profit for the third quarter was $27,000, compared to net profit of $585,000, or $0.09 per fully diluted share, for the third quarter of 2013.

First nine months of 2014:

Revenues for the first nine months of 2014 were $36 million compared to revenues of $37.6 million for the first nine months of 2013.

Gross profit for the first nine months of 2014 was $4.7 million (13.0% of revenues) compared to gross profit of $6.2 million (16.6% of revenues) for the first nine months of 2013.

Operating loss for the first nine months of 2013 was $633,000.  Excluding the above mentioned one-time expenses, operating loss for the first nine months of 2014 was $74,000, compared to operating profit of $1.5 million for the first nine months of 2013.

Net loss for the first nine months of 2014 was $844,000, or $0.08 per fully diluted share. Excluding the above mentioned one-time expenses, net loss for the first nine months of 2014 was $285,000 or $0.03 per fully diluted share, compared to net profit of $1.1 million, or $0.16 per fully diluted share, for the first nine months of 2013.

EBITDA:

In the quarter ended September 30, 2014, Eltek had EBITDA of $134,000. Excluding the above mentioned one-time expenses, EBITDA for the third quarter was $ 613,000 compared to EBITDA of $1.2 million in the third quarter of 2013.

In the first nine months of 2014, Eltek had EBITDA of $968,000. Excluding the above mentioned one-time expenses, EBITDA for the first nine months of 2014 was $ 1.4 million compared to EBITDA of $2.7 million for the first nine months of 2013.

Management Comments:

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: “Eltek’s revenues in the third quarter were still weak. We experienced a decline in the demand by the domestic defense sector for printed circuit boards manufactured locally. This decline was not sufficiently compensated by sales to the domestic civilian market. In addition, there was a reduction in orders received from the United States.

"We have taken measures to streamline our operations and to better leverage our competitive advantages. We expanded our sales force in the United States and in Israel, and we are making good progress in modernizing our production lines.

"In addition, we are offering imported boards to the customers that prefer low cost products. As a leading manufacturer, we can provide these customers better quality control and high-level services.

"We believe that with these measures, our company will be well positioned to increase its market share in the near future.” Mr. Nissan concluded.

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.eltekglobal.com.

Use of EBITDA
ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Revenues	11,731	12,756	36,025	37,558
Costs of revenues	(10,224)	(10,415)	(31,331)	(31,335)

Gross profit	1,507	2,341	4,694	6,223

Selling, general and administrative expenses	(1,874)	(1,606)	(5,247)	(4,767)

Operating profit (loss)	(446)	735	(633)	1,456

Financial expenses, net	(117)	(100)	(303)	(345)

Profit (loss) before other income, net	(564)	635	(935)	1,112

Other income (loss), net	11	6	32	(4)

Profit (loss) before income tax expenses	(553)	642	(903)	1,108

Tax expenses, net	(15)	(52)	(55)	(70)

Net Profit (loss)	(568)	590	(958)	1,038

Net profit (loss) attributable to non controlling interest	(35)	5	(114)	(12)

Net Profit (loss) attributable to Eltek Ltd.	(532)	585	(844)	1,050

Earnings per share

Basic and diluted net gain (loss) per ordinary share	(0.05)	0.09	(0.08)	0.16

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	10,143	6,610	10,143	6,610

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	September 30,
	2014	2013
Assets

Current assets
Cash and cash equivalents	654	1,378
Receivables: Trade, net of provision for doubtful accounts	8,595	9,678
Other	169	192
Inventories	5,173	6,323
Prepaid expenses	361	332

Total current assets	14,952	17,903

Deferred taxes	2,690	0

Assets held for employees' severance benefits	51	50

Fixed assets, less accumulated depreciation	10,277	9,870

Goodwill	0	73

Total assets	27,970	27,896

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	2,910	4,799
Accounts payable: Trade	7,068	7,988
Related parties	-	1,556
Other	5,238	4,983

Total current liabilities	15,216	19,326

Long-term liabilities
Long term debt, excluding current maturities	877	1,508
Employee severance benefits	256	185

Total long-term liabilities	1,133	1,693

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 in 2013 and 10,142,762 in 2014	1,985	1,384
Additional paid-in capital	17,270	14,328
Cumulative foreign currency translation adjustments	2,408	3,012
Capital reserve	695	695
Accumulated deficit	(10,727)	(12,658)
Shareholders' equity	11,631	6,761
Non controlling interest	(10)	116
Total equity	11,621	6,877
Total liabilities and shareholders' equity	27,970	27,896

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconciliations	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

GAAP net Income (loss)	(532)	585	(844)	1,050
Add back items:

Financial expenses, net	117	100	303	345
Income tax expense	15	52	55	70
Depreciation and amortization	535	422	1,455	1,241
Adjusted EBITDA	134	1,159	968	2,706

Eltek Ltd.
Unaudited Non-GAAP Reconciliations
September 30,
(In thousands US$)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

GAAP net Income (loss)	(532)	585	(844)	1,050
Add back items:

Goodwill impairment charge	80		80
management downsizing	479		479
Net Profit (loss) before management downsizing and an impairment of goodwill (non-GAAP)	27	585	(285)	1,050